EXHIBIT (c) (4)
Discussion Materials Prepared For: The Board of Directors of National Health Realty, Inc. Fairness Opinion Considerations and Supporting Materials December 20, 2006

Table of Contents Situation Assessment Estimated Value of the Merger Consideration Historical Stock Trading Analysis Premiums Paid Analysis Financial Analysis Publicly-Traded Comparable Company Analysis Precedent Transaction Analysis Discounted Cash Flow Analysis Dividend Discount Model Analysis Net Asset Value Analysis Fairness Opinion

I. Situation Assessment

Situation Assessment On October 12, 2006, National Health Realty, Inc. ("NHR", or the "Company") received for consideration an initial proposal from National Healthcare Corporation ("NHC", or the "Buyer") to acquire 100% of the outstanding stock of NHR in a merger transaction. Terms for each NHR share of stock were as follows: Aggregate consideration of 120% of the 20-day trailing NHR closing stock price with a collar between $23.00 and $24.75 per share Consideration would be cash (between $7.25 and $9.00 per share depending on where in consideration range the price falls) and convertible preferred stock (the "Preferred") with $15.75 face value and $0.80 annual dividend Characteristics of the Preferred are as follows: registered with the SEC and listed on AMEX Convertible into NHC shares at price equal to 120% of 20-day trailing average divided by closing price at conversion Callable after five years Holders are entitled to vote on an as-if converted basis Senior to common stock and in parity with existing NHC preferred stock Director lock-ups; fairness opinions obtained prior to signing

Situation Assessment On October 13, 2006, 2nd Generation Capital ("2ndG") was retained by the Special Committee to render an opinion (the "Opinion") as to the fairness of the proposed merger consideration. On that date we also submitted an information request list to counsel to the NHR special committee. On October 25, 2006 we emailed the information request list to Don Daniel, Principal Accounting Officer of NHR and NHC. On October 26, 2006 we received NHR, NHC, and combined company projections prepared by NHR management in March 2006 as well as accretion/dilution analyses prepared by Brown Brothers Harriman, the employer of Lawrence Tucker, NHC special committee member. On October 27, 2006 we asked for updated NHC and NHR projections. On that day, Don Daniel indicated he could not provide these due to time constraints. He also indicated that any revised projections would be substantially the same as the existing projections created in March 2006.

Situation Assessment During the months of November and December, 2ndG participated in numerous phone calls, meetings, and conference calls with the following parties: Larry Tucker and Emil Hassan of the NHC Special Committee Special Committee members Legal counsel to the Special Committee NHR and NHC management

Situation Assessment-Terms A summary in the changes in the terms of the proposed agreement is shown below.

Situation Assessment For purposes of rendering the opinion, 2ndG: Reviewed a draft dated December 19, 2006 of the Agreement and Plan of Merger (the "Agreement") and Certificate of Designations ("Certificate"); Reviewed certain publicly available financial statements and other business and financial information of NHR and NHC; Reviewed certain internal financial statements and other financial and operating data concerning NHR as well as estimates and financial forecasts for the NHR, NHC, and the combined entity; Discussed the past and current operations, financial conditions and prospects of NHR with senior management of NHR and NHC ("Senior Management"); Reviewed information and discussed with Senior Management information relating to certain strategic implications and financial benefits anticipated as a result of the transaction; Reviewed certain publicly available information regarding other companies that we believe to be comparable to the Company and the stock trading data for certain of such other companies' securities; Reviewed certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry; Reviewed current and historical market prices and trading volumes of Company Common Stock; and Reviewed convertible preferred stock and convertible corporate bond markets.

Situation Assessment In order to reach an Opinion regarding the fairness of the consideration to be received by the holders of the Company's Common Stock, we analyzed the historic and projected financial results of the Company and performed a variety of financial and comparative analyses including: Bond and Option Analyses-Valued the Convertible Preferred consideration as a combination notional bond and option, using the Buyer's likely credit rating to determine the discount rate for the notional bond and the Buyer's volatility to calculate the theoretical value of the notional option; Historical Stock Price Analysis-Analysis of NHR and NHC stock prices over 1,2, and 5- year periods; Premiums Paid Analysis-Analysis of premiums paid by buyers over target stock prices in recent public company control acquisitions; Comparable Public Company Analysis-Analysis of trading multiples of a Comparable Public Company Group composed of various publicly traded healthcare REITs deemed to be similar to the Company; Comparable Merger and Acquisition Analysis-Analysis of recent publicly announced transactions of healthcare REITs with similar attributes to the Company; Discounted Cash Flow ("DCF") Analysis-Analysis of the present value of the Company's future cash flows, discounted to the present using a discount rate derived from the Comparable Public Company Group; Dividend Discount Model Analysis-Analysis of the dividend payments in perpetuity discounted to the present time; and Net Asset Value ("NAV") Analysis-Analysis of the income-generating characteristics of the properties and prevailing capitalization rates adjusted for other assets and liabilities.

Situation Assessment In conducting its analysis of the proposed transaction, 2ndG has relied upon the following summary financial information provided by the Company: Source: NHR Management All figures in $000 except per share data

II. Estimated Value of the Merger Consideration

Consideration Analysis-Overview 2ndG first endeavored to determine the value of the consideration received by NHR shareholders: $9.00 in cash $15.75 convertible preferred stock with $0.80 dividend and various conversion features This value will be compared to public company financial data and other analytics to determine fairness of transaction Convertible debt and convertible preferred stock are valued like a bond and stock option. Fixed Income Value of notional bond Call Option Value of convertibility Fixed Income Value depends on face value, dividends, and discount rate. Face and dividends stated Discount rate will reflect market risk of Preferred and is linked to credit ratings

Consideration Analysis-Overview Option Value reflects possibility of converting Preferred into shares of NHC common stock. Black-Scholes and lattice models used Inputs include volatility, interest rate, time to exercise, stock price and exercise price, and dividends 2ndG discounted the value of the options to reflect the following: Lack of marketability of the option-there is not a tradable option, rather a security with option-like features Blockage discount due to the large number of shares that may be traded once it makes economic sense to convert Cash received added to Fixed Income Value and Option Value. Assumptions: Stock will either be called or converted after year five Therefore does not value conversion protection feature

Consideration Analysis-Fixed Income Value Fixed Income Value is based on expected yield for cash flow streams of similar corporate debt or preferred stock. Comps selected on basis of credit rating, industry, size, and preference. Credit Rating. NHI has a Moody's credit rating of Ba3 Larger nursing home operators are as high as Baa3 (investment grade) Credit rating of new NHC Preferred Stock likely Ba2/BBB- as per NHR Senior Management

Credit Rating Comps 2ndG searched for callable bonds with a Ba2 credit rating to determine the appropriate yield for a bond similar to the bond characteristics of the Preferred. Searched on bond issue size between $50MM and $1 billion Industries searched included non-cyclical consumer products Produced 38 comparable issues Average of all issues was a yield of approximately 7.0%. Most appropriate comp, Omnicare, had three issues with yields ranging from 6.9% to 7.05%. Credit spread for Ba2 above 5-year Treasuries is in the 250bps range. Discount rate of 7.0% used. This approach does not consider the tax advantages of receiving dividends rather than interest.

Credit Rating Comps Source: Bloomberg

Financial Analysis-Bond + Option Value Convertible Preferred Stock is valued like a bond with an option on the underlying equity security. Bond Value Theoretical bond has a five-year maturity Discount rate equal to the 5-year risk-free rate plus a Ba2 spread for five year maturities: 7% Face value equal to the liquidation preference without call premium Dividends of $0.80 per annum Bond value is $14.51 Call option value as of December 19, 2006 39.88% estimated volatility 4.56% 5-year risk-free rate Stock price: $56.30 Exercise Price: $65.07 Time to expiration: 5 years 40% liquidity discount Option value: $2.67 per share Combined value of $17.18, not including cash consideration of $9.00

Consideration Value-Bond + Option Approach Consideration valued as approximately 22.6% premium to current NHR market value.

II. Historical Stock Trading Analysis Since Inception on January 5, 1998

Historical Stock Trading Analysis NHR became a public company on January 5, 1998. NHR's price volume performance is shown below as of December 19, 2006. Source: Yahoo! Finance

Historical Stock Trading Summary One Year Daily Historical Stock Price Returns. Source: Yahoo! Finance

Historical Stock Trading Summary Two Year Daily Historical Stock Price Returns. Source: Yahoo! Finance

Historical Stock Trading Analysis Five Year Daily Historical Stock Price Returns. Source: Yahoo! Finance

Historical Stock Trading Analysis NHR price and volume summary since inception. Ratios of NHR to NHC share price currently, one year ago, two years ago, and five years ago are shown below, which show a downward trend of NHR relative to NHC over time. Source: Yahoo! Finance

III. Premiums Paid Analysis

Premiums Paid Analysis-Healthcare REITs 2ndG analyzed the premiums paid in each of two comparable healthcare REIT merger and acquisition transactions. Each of the selected transactions: Involved a domestic company operating as a healthcare REIT Was announced in the last four years Had an announced enterprise value between $200 million and $1 billion Had a publicly disclosed value The premiums paid analysis is complicated by the nature of the consideration. Convertible preferred stock issued by the Buyer as consideration for Company Common stock would be priced at a premium to Buyer Common Stock Any premium paid must be evaluated in the context of the convertible premium

Premiums Paid Analysis-Healthcare REITs Transactions in the healthcare REIT industry (involving a publicly traded target) since 2003 are shown below. The Health Care REIT Inc. acquisition of Windrose is the only transaction with a public deal premium in the last year that falls within our parameters Only two healthcare REIT deal premiums in last four years

Premiums Paid Analysis - REITs 2ndG analyzed the premiums paid in all comparable REIT merger and acquisition transactions. Each of the selected transactions: Involved a domestic company operating as a REIT Was announced in the last four years Had an announced enterprise value between $200 million and $1 billion Had a publicly disclosed value 24 transactions fit the criteria. The range of premiums paid was much wider, likely due to the large number of transactions in varying REIT segments and variety of the forms of consideration The average premiums paid four weeks prior in all REIT transactions (excluding high and low) was 16.34%; slightly lower than the healthcare REIT average premiums paid of 22.24% Applying the 16.34% premium to current stock price of $21.35 produces value of $24.84 per share. Assuming deal is announced December 22nd, 2006, the 16.34% premium would be applied to $21.08 (NHR stock price four weeks prior to deal announcement). This produces a value of $24.52 per share.

Premiums Paid Analysis-REITs

IV. Financial Analysis

Financial Analysis Comparable Public Company Analysis 2ndG compared operating and financial performance for the Company to publicly traded companies in the healthcare REIT industry (the "Comparable Companies"). The public company analysis uses projected funds from operations ("FFO") information for 2006 and 2007. FFO for the Comparable Public Companies are consensus analysts' earnings estimates. 2ndG calculated the aggregate imputed equity value ranges for the Company by applying low, mean, and high multiples of the Comparable Companies to the Company financials projections for 2006 and 2007 FFO. 2ndG found that the average FFO multiples of Comparable Companies were significantly higher than the current National Health Realty FFO multiples.

Financial Analysis-Comparable Companies Trading Multiples *NHR FFO per share estimates based on Company projections

Financial Analysis-Comparable Companies FFO Multiples The FFO comparable company analysis yielded implied stock prices for the Company as shown in the table below. The current stock price of the Company is $21.35 as of 12/19/06 The analysis on the previous page shows that the Company's stock price generally falls below the range of the Comparable Companies NHR has historically traded at the the low end of the comparable range; therefore, this approach has limited value

Financial Analysis-Comparable Merger & Acquisition Analysis 2ndG conducted a review of recent transactions in the healthcare REIT industry to identify relevant valuation multiples for deals in this industry. Each of the selected transactions: Involved a domestic company operating as a healthcare REIT Was announced in the last four years Had an announced enterprise value between $200 million and $1 billion Had a publicly disclosed value The transaction multiples were calculated based upon the latest financial information publicly available at the time of the announcement.

Financial Analysis-Comparable Merger & Acquisition Analysis The Enterprise value multiples used in the merger analysis are shown below. Source: Thomson ONE Banker

Financial Analysis-Comparable Merger & Acquisition Analysis Andrew Adams' bid to purchase National Health Investors Inc., announced on October 5, 2006 was rejected. Adams' offer fell short of recent comparable transaction enterprise value multiples in the healthcare REIT sector. Deal premium roughly 11% below recent comparable transactions. Effectively sets a "floor" for other deals in the marketplace.

Financial Analysis-Discounted Cash Flow (DCF) 2ndG performed a discounted cash flow ("DCF") analysis based on Company financial projections. 2ndG utilized a sensitivity analysis, adjusting for both the terminal perpetuity growth rate and the discount rate. The range of estimates does not account for any synergy or control premiums typically associated with an acquisition The DCF Analysis resulted in a value range of $17.44 and $21.29.

Financial Analysis- Dividend Discount Model Analysis 2ndG assumed that NHR would pay its dividends as well as the special year-end dividend of $0.10 in all future years. 2ndG utilized perpetuity rates of 1.0-2.0% and discount rates of 9.75-10.75%. The per-share value in this analysis is a range of $14.67 to $18.45.

Financial Analysis- Net Asset Value Analysis The Net Asset Value (NAV) Analysis applies a capitalization rate to the NHR projected Net Operating Income and, with some other adjustments, produces a NAV per share range. Cap rates of 8.5-9.5% utilized based on equity analyst research Adjustments include adding cash, marketable securities, and mortgages receivable, and subtracting minority interest, long-term debt, and other liabilities such as dividend payable. This analysis produced a range of per-share values from $18.81 to $20.99.

V. Fairness Opinion

Fairness Opinion 2ndG has determined that the Merger Consideration received by NHR shareholders is fair, from a financial point of view.